Exhibit 99.1

SINA Reports First Quarter 2012 Financial Results

SHANGHAI, China—May 15, 2012—SINA Corporation (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Highlights

•          Net revenues increased 6% year over year to $106.2 million.  Non-GAAP net revenues increased 6% year over year to $101.5 million, within the Company’s guidance of between $101.0 million and $104.0 million.

•          Advertising revenues grew 9% year over year to $78.5 million, within the Company’s guidance of between $78.0 million and $80.0 million.

•          Non-advertising revenues were $27.7 million, unchanged year over year.  Non-GAAP non-advertising revenues decreased 1% year over year to $23.0 million, within the Company’s guidance of between $23.0 million and $24.0 million.

•          Net loss attributable to SINA was $13.7 million, or $0.21 diluted net loss per share attributable to SINA.  Non-GAAP net loss attributable to SINA was $14.0 million, or $0.21 non-GAAP diluted net loss per share attributable to SINA.

“Our brand advertising business got off to a relatively slow start in the first quarter due to the softening of macroeconomic conditions in China.,” said Charles Chao, CEO of SINA.  “Although we expect macroeconomic headwinds to continue into the second quarter, we have begun test trials of Weibo brand advertising, which is powered by a social interest graph recommendation engine, and expect this new product offering to have a meaningful impact on our brand advertising business in the second half of this year.  The initial feedback from advertisers on our Weibo advertising is encouraging, and we believe it is critical that SINA continues its significant investments in social media and related initiatives,” Mr. Chao added.

First Quarter 2012 Financial Results

For the first quarter of 2012, SINA reported net revenues of $106.2 million, compared to $100.2 million for the same period last year.  Non-GAAP net revenues for the first quarter of 2012 totaled $101.5 million, compared to $95.5 million for the same period last year.

Brand advertising revenues for the first quarter of 2012 were $78.5 million, compared to $72.3 million for the same period last year.  Non-advertising revenues for the first quarter of 2012 totaled $27.7 million, compared to $27.9 million for the same period last year.  MVAS revenues for the first quarter of 2012 amounted to $19.0 million, compared to $21.3 million for the same period last year.

Gross margin for the first quarter of 2012 was 46%, down from 53% for the same period last year.  Advertising gross margin for the first quarter of 2012 was 44%, compared to 54% for the same period last year.  Non-GAAP advertising gross margin for the first quarter of 2012 was 45%, compared to 55% for the same period last year.  The decrease in non-GAAP advertising gross margin was mainly due to increased spending on infrastructure, content and personnel-related costs.  MVAS gross margin for the first quarter of 2012 was 39%, unchanged from the same period last year.

Operating expenses for the first quarter of 2012 totaled $67.2 million, compared to $41.8 million for the same period last year.  Non-GAAP operating expenses for the first quarter of 2012 were $64.1 million, compared to $39.1 million for the same period last year.  The increase in non-GAAP operating expenses was primarily due to increased personnel-related expenses, infrastructure-related spending and marketing expenditures, mostly in connection with Weibo.com.

Loss from operations for the first quarter of 2012 was $18.1 million, compared to income from operations of $11.5 million for the same period last year.  Non-GAAP loss from operations for the first quarter of 2012 was $18.9 million, compared to non-GAAP income from operations of $10.1 million for the same period last year.

Non-operating income for the first quarter of 2012 was $2.7 million, compared to $5.0 million for the same period last year.  Loss from equity investments for the first quarter of 2012 was $3.9 million, which included an equity loss of $2.9 million from China Real Estate Information Corporation (“CRIC”), compared to an equity income of $2.3 million for the same period last year.  During the first quarter of 2012, the Company recognized a gain of $3.1 million related to the disposal of certain marketable securities.  Income tax credit for the first quarter of 2012 was $1.3 million, compared to a provision for income tax expenses of $1.7 million for the same period last year.

Net loss attributable to SINA for the first quarter of 2012 was $13.7 million, compared to net income attributable to SINA of $15.0 million for the same period last year.  Diluted net loss per share attributable to SINA for the first quarter of 2012 was $0.21, compared to diluted net income per share attributable to SINA of $0.23 for the same period last year.  Non-GAAP net loss attributable to SINA for the first quarter of 2012 was $14.0 million, compared to non-GAAP net income attributable to SINA of $16.9 million for the same period last year.  Non-GAAP diluted net loss per share attributable to SINA for the first quarter of 2012 was $0.21, compared to non-GAAP diluted net income per share attributable to SINA of $0.25 for the same period last year.

As of March 31, 2012, SINA’s cash, cash equivalents and short-term investments totaled $647.9 million, compared to $673.5 million as of December 31, 2011.  For the first quarter of 2012, cash used in operating activities was $10.5 million and capital expenditures were $14.2 million.

Subsequent Event

On April 20, 2012, CRIC merged into and became a 100% subsidiary of E-House (China) Holdings Limited (“E-House”).  As a result, the Company’s interest in CRIC was converted into 29.3 million ordinary shares of E-House, equivalent to a 24.9% interest, and $85.6 million in cash.  The Company is currently assessing the accounting treatment for the merger and expects to record the equity pick up from E-House one quarter in arrears.

Business Outlook

SINA estimates that its non-GAAP net revenues for the second quarter of 2012 will be between $126 million and $129 million, with advertising revenues to be between $103 million and $105 million, representing a year-over-year increase between 12% to 14%, and non-GAAP non-advertising revenues to be between $23 million and $24 million, representing a year-over-year increase between 2% and 7%.  Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenue related to SINA’s equity investment in CRIC.

Non-GAAP Measures

This release contains financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with GAAP.  The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies.  Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”  These non-GAAP measures include non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP gross profit, non-GAAP advertising gross margin, non-GAAP operating expenses, non-GAAP income/loss from operations, non-GAAP equity income/loss from CRIC, non-GAAP net income/loss attributable to SINA and non-GAAP diluted net income/loss per share attributable to SINA.

The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects.  The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, recognition of deferred revenues and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary, from its internal financial statements for purposes of its internal budgets.  Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows more meaningful period-to-period comparisons.  The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways:  1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose.  The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.

The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payments and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s cash performance between reporting periods.  In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s management believes excluding the recognition of deferred revenues, mostly relating to the license agreements resulting from SINA injecting its online real estate advertising business into its majority-owned subsidiary China Online Housing Technology Corporation (“COHT”) and exchanging its interest in COHT for approximately a 33% interest in CRIC upon the successful listing of CRIC on the NASDAQ Global Select Market in October 2009, from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s revenue performance between reporting periods.  In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.

The Company’s non-GAAP equity income/loss from its interest in net income/loss attributable to CRIC excludes stock-based compensation and amortization expense of intangible assets, which are consistent with the Company’s adjusted items to calculate non-GAAP measures.

The Company’s management believes excluding gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary from its non-GAAP financial measures is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.

The non-GAAP financial measures have limitations.  They do not include all items of income and expense that affect the Company’s operations.  Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company.  Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.

Conference Call

SINA will host a conference call at 9 p.m. Eastern Standard Time on May 15, 2012 to present an overview of the Company’s financial performance and business operations.  A live webcast of the call will be available through the Company’s corporate website at http://corp.sina.com.  The conference call can be accessed as follows:

US:	+1 617 801 9711
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672
Passcode for all regions:	37124985

A replay of the conference call will be available through midnight Eastern Standard Time, May 22, 2012.  The dial-in number is + 1 617 801 6888.  The pass code for the replay is 48512542.

About SINA

We are an online media company serving China and the global Chinese communities.  Our digital media network of SINA.com(portal), SINA.cn (mobile portal) and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region specific websites and a range of complementary offerings.  SINA.cn provides information and entertainment content from SINA portal customized for WAP users.  Based on an open platform architecture to host organically developed and third-party applications, Weibo.com is a form of social media, featuring microblogging services and social networking services that allow users to connect and share information anywhere, anytime and with anyone on our platform.

Through these businesses and properties and other business lines, we offer an array of services including mobile value added services (“MVAS”), online video, music streaming, online games, photo sharing, blog, email, classified listings, fee-based services, ecommerce and enterprise services.  We generate the majority of our revenues from online brand advertising, MVAS and fee-based services.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release).  SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere.  Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo.com and MVAS products, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully integrate acquired businesses, risks associated with CRIC/E-House, impairment of its investments and any failure to compete successfully against new entrants and established industry competitors.  Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2011 and its other filings with the Securities and Exchange Commission.

Contact:

Cathy Peng

IR Manager

SINA Corporation

Phone: 8610-82628888 x 3112

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2012	2011	2011
Net revenues:
Advertising	$78,542	$72,345	$103,655
Non-advertising	27,678	27,866	29,714
	106,220	100,211	133,369
Cost of revenues:
Advertising (a)	44,084	33,088	45,635
Non-advertising	13,027	13,763	15,098
	57,111	46,851	60,733
Gross profit	49,109	53,360	72,636

Operating expenses:
Sales and marketing (a)	34,744	25,718	36,013
Product development (a)	25,023	10,263	21,464
General and administrative (a)	7,321	5,596	9,088
Amortization of intangibles	108	258	107
	67,196	41,835	66,672
Income (loss) from operations	(18,087)	11,525	5,964

Non-operating income:
Interest and other income, net	3,531	2,692	3,539
Earnings(loss) from equity investments, net	(3,921)	2,348	225
Gain on sale of investment	3,061	—	—
	2,671	5,040	3,764

Income (loss) before income taxes	(15,416)	16,565	9,728
Income tax credit (provision for income taxes)	1,274	(1,669)	(713)

Net income (loss)	(14,142)	14,896	9,015
Less: Net loss attributable to noncontrolling interest	(402)	(111)	(264)

Net income (loss) attributable to SINA	$(13,740)	$15,007	$9,279

Basic net income (loss) per share attributable to SINA	$(0.21)	$0.24	$0.14
Diluted net income (loss) per share attributable to SINA	$(0.21)	$0.23	$0.14

Shares used in computing basic net income (loss) per share attributable to SINA	66,185	62,942	66,021
Shares used in computing diluted net income (loss) per share attributable to SINA	66,185	66,659	66,767

(a) Stock-based compensation in each category:
Cost of revenues - advertising	$807	$609	$1,065
Sales and marketing	766	520	1,068
Product development	1,067	430	1,132
General and administrative	1,133	1,485	2,030

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31,	December 31,
	2012	2011
Assets
Current assets:

Cash and cash equivalents	$451,414	$513,980
Short-term investments	196,480	159,495
Accounts receivable, net	102,163	112,469
Other current assets	45,706	41,966
Total current assets	795,763	827,910

Property and equipment, net	74,532	74,511
Goodwill and intangible assets, net	15,873	15,974
Investments	508,582	463,938
Other assets	10,429	9,114
Total assets	$1,405,179	$1,391,447

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,000	$8,854
Accrued liabilities	164,351	174,972
Income taxes payable	11,245	14,717
Convertible debt	2,200	2,200
Total current liabilities	179,796	200,743

Long-term deferred revenue	121,843	126,529
Other long-term liabilities	1,828	1,826
Total liabilities	303,467	329,098

Shareholders’ equity
SINA shareholders’ equity	1,092,426	1,055,670
Noncontrolling interest	9,286	6,679
Total shareholders’ equity	1,101,712	1,062,349

Total liabilities and shareholders’ equity	$1,405,179	$1,391,447

SINA CORPORATION

UNAUDITED SEGMENT INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2012	2011	2011

Net revenues
Advertising	$78,542	$72,345	$103,655
Mobile related	19,018	21,287	21,281
Others	8,660	6,579	8,433
	$106,220	$100,211	$133,369

Cost of revenues
Advertising	$44,084	$33,088	$45,635
Mobile related	11,677	12,961	13,783
Others	1,350	802	1,315
	$57,111	$46,851	$60,733

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2012				March 31, 2011				December 31, 2011
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$78,542			$78,542	$72,345			$72,345	$103,655			$103,655
Non-advertising revenues	27,678	(4,686	)(c)	22,992	27,866	(4,686	)(c)	23,180	29,714	(4,686	)(c)	25,028
Net revenues	$106,220	$(4,686)		$101,534	$100,211	$(4,686)		$95,525	$133,369	$(4,686)		$128,683

		807	(a)			609	(a)			1,065	(a)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Gross profit	$49,109	$(3,879)		$45,230	$53,360	$(4,077)		$49,283	$72,636	$(3,621)		$69,015

		(2,966	)(a)			(2,435	)(a)			(4,230	)(a)
		(108	)(b)			(258	)(b)			(107	)(b)
Operating expenses	$67,196	$(3,074)		$64,122	$41,835	$(2,693)		$39,142	$66,672	$(4,337)		$62,335

		3,773	(a)			3,044	(a)			5,295	(a)
		108	(b)			258	(b)			107	(b)
		(4,686	)(c)			(4,686	)(c)			(4,686	)(c)
Income (loss) from operations	$(18,087)	$(805)		$(18,892)	$11,525	$(1,384)		$10,141	$5,964	$716		$6,680

		3,773	(a)
		108	(b)			3,044	(a)			5,295	(a)
		(4,686	)(c)			258	(b)			107	(b)
		3,578	(d)			(4,686	)(c)			(4,686	)(c)
		(3,061	)(e)			3,283	(d)			3,958	(d)
Net income (loss) attributable to SINA	$(13,740)	$(288)		$(14,028)	$15,007	$1,899		$16,906	$9,279	$4,674		$13,953

Diluted net income (loss) per share attributable to SINA	$(0.21)			$(0.21)	$0.23			$0.25	$0.14			$0.21
Shares used in computing diluted net income (loss) per share attributable to SINA	66,185	—		66,185	66,659	—		66,659	66,767	—		66,767

Gross margin - advertising	44%	1%		45%	54%	1%		55%	56%	1%		57%

(a)  To adjust stock-based compensation related to employee incentives.

(b)  To adjust  amortization of intangible assets.

(c)  To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d)  To adjust share of CRIC’s GAAP to Non-GAAP reconciling items, net of share of amortization of CRIC’s intangibles not on CRIC’s books.

(e)  To adjust gain on sale of investment

UNAUDITED RECONCILIATION OF SINA’S SHARE OF CRIC’S NON-GAAP TO GAAP RESULTS*

	Three months ended
	March 31, 2012			March 31, 2011			December 31, 2011
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,154			$996			$1,617
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,688			1,503			1,605
Equity income (loss) from CRIC	$(2,206)	$2,842	$636	$3,364	$2,499	$5,863	$1,642	$3,222	$4,864
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(736)	$736	$—	$(784)	$784	$—	$(736)	$736	$—
	$(2,942)	$3,578	$636	$2,580	$3,283	$5,863	$906	$3,958	$4,864

* Income (loss) from CRIC is recorded one quarter in arrears.